MILLENNIUM GROUP HOLDINGS, INC.
                              230 Boylston Street
                            Chestnut Hill, MA 02467


                                  May 1, 2000

United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Ms. Michele Anderson, Division of Corporation Finance

Re: Millennium Group Holdings, Inc.-Form 10-SB Filing
    SEC File No. 000-30630

Dear Sirs:

         Please be advised that Millennium Group Holdings, Inc. wishes to withdraw at this time its application to become a reporting company as recently filed on Form 10-SB.

         Millennium Group Holdings, Inc. expects to refile to become a reporting company in the future.

         Please be kind enough to confirm to us that on your records the filing has been withdrawn.

         If you have any questions about the foregoing, please do not hesitate to contract us at (617) 964-2440.

                                   Sincerely,

                                   Millennium Group Holdings, Inc.

                                   By: /s/ Robert Felleman
                                       --------------------------
                                       Robert Felleman, President